CONTACT: Dan King, Vice President of Finance and Administration The Cherry Corporation
                  (847) 360-3541            FOR IMMEDIATE RELEASE


                      CHERRY ANNOUNCES COMPLETION OF MERGER

WAUKEGAN, IL. (July 17, 2000) - The Cherry Corporation (Nasdaq - CHER) announced today that CABO Acquisition Corp ("CABO") has successfully merged with and into The Cherry Corporation, effective at the close of business on July 17, 2000.

Pursuant to the merger, each share of The Cherry Corporation common stock not purchased in the completed tender offer by CABO Acquisition Corp. for all outstanding shares of common stock of The Cherry Corporation, other than shares held by CABO Acquisition Corp. and dissenting stockholders who exercise appraisal rights under Delaware law, has been converted into the right to receive $26.40 in cash. Payment of such amount will be made upon presentation of certificates representing shares of The Cherry Corporation common stock to the transfer agent for the merger, together with a properly completed letter of transmittal. As a result of the merger, The Cherry Corporation is currently wholly owned by the Cherry family members and is no longer publicly traded.

The Cherry Corporation manufactures proprietary and custom electrical switches, sensors, electronic keyboards and controls for the worldwide automotive, computer, and consumer and commercial markets. The Company has two operating divisions in the United States and seven wholly owned subsidiaries in Germany, England, France, Australia, Czech Republic, Mexico and Hong Kong. Cherry also has 50-50 joint ventures in Japan, Hirose Cherry Precision Company Limited, and in India, TVS Cherry Limited. Additional information is available on the Company's website at http://www.cherrycorp.com

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